EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 1, 2022, Helix Energy Solutions Group, Inc. (“Helix”) completed the previously announced acquisition of the Alliance group of companies (collectively, “Alliance”), pursuant to which Helix purchased all of the equity interests of Alliance (the “Acquisition”). The Acquisition was made pursuant to an Equity Purchase Agreement (the “Purchase Agreement”), dated May 16, 2022, by and among Helix Alliance Decom, LLC, a Delaware limited liability company (“Purchaser”), a wholly owned subsidiary of Helix, Stephen J. Williams, an individual resident of the State of Louisiana (“Seller”), and Helix.

The unaudited pro forma combined financial information has been derived from:

●	audited consolidated financial statements and related notes of Helix as of and for the year ended December 31, 2022, as included in Helix’s Annual Report on Form 10-K to which this Exhibit 99.1 is attached; and
●	interim unaudited condensed combined consolidated financial statements and related notes of Alliance Maritime Holdings, LLC and related entities as of and for the six months ended June 30, 2022, included as Exhibit 99.2 in Helix’s Current Report on Form 8-K/A filed with the SEC on September 16, 2022.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of Helix and Alliance as well as the accompanying notes to the unaudited pro forma condensed combined financial information.

The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable. The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent Helix’s actual consolidated results of operations had the Acquisition been completed as of the dates presented, nor should it be considered indicative of Helix’s future consolidated results of operations.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined entity may achieve as a result of the acquisition or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except per share amounts)

	Historical		Pro Forma
	Year Ended	Six Months Ended	Transaction
	December 31, 2022	June 30, 2022	Accounting		Pro Forma
	Helix	Alliance	Adjustments	Notes	Combined
Net revenues	$873,100	$79,737	$—		$952,837
Cost of sales	822,484	65,022	1,594	A	889,100
Gross profit (loss)	50,616	14,715	(1,594)		63,737
Gain on disposition of assets, net	—	15	—		15
Acquisition and integration costs	(2,664)	—	—		(2,664)
Change in fair value of contingent consideration	(16,054)	—	—		(16,054)
Selling, general and administrative expenses	(76,753)	(2,505)	—		(79,258)
Income (loss) from operations	(44,855)	12,225	(1,594)		(34,224)
Equity in earnings of investment	8,262	—	—		8,262
Net interest expense	(18,950)	(4,453)	4,453	B	(18,950)
Other expense, net	(23,330)	(104)	(145)	C	(23,579)
Royalty income and other	3,692	—	—		3,692
Income (loss) before income taxes	(75,181)	7,668	2,714		(64,799)
Income tax provision	12,603	—	2,284	D	14,887
Net income (loss)	$(87,784)	$7,668	$430		$(79,686)

Loss per share of common stock:
Basic	$(0.58)				$(0.53)
Diluted	$(0.58)				$(0.53)

Weighted average common shares outstanding:
Basic	151,276				151,276
Diluted	151,276				151,276

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes have been prepared in accordance with Article 11 of Regulation S-X as amended and are based on the historical consolidated financial statements of Helix and the historical combined financial statements of Alliance as adjusted to give effect to the Acquisition. An unaudited pro forma condensed combined balance sheet is not presented because the acquisition is reflected in Helix’s historical condensed consolidated balance sheet as of December 31,2022. The unaudited pro forma condensed combined statement of operations gives effect to the Acquisition as if it had been consummated on January 1, 2022 by combining Helix’s results of operations for the year ended December 31, 2022 and Alliance’s results of operations for the six months ended June 30, 2022. Alliance’s results of operations for the six months ended December 31, 2022 are reflected in Helix’s historical condensed consolidated statement of operations for the year ended December 31, 2022.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, (“ASC 805”). The purchase price allocation and related adjustments reflected in the unaudited pro forma condensed combined financial information are subject to revision as acquisition-date fair value analyses are completed and if additional information about facts and circumstances that existed at the acquisition date becomes available. The purchase price consideration, as well as the estimated fair values of the assets acquired and liabilities assumed, will be finalized as soon as practicable, but no later than one year from the closing of the Acquisition.

Management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the Acquisition, and that the pro forma adjustments in the unaudited pro forma condensed combined financial information give appropriate effect to those assumptions.

Note 2 — Transaction Accounting Adjustments

The following describes the transaction accounting adjustments related to the Acquisition that are necessary to account for the adjustment and have been included in the unaudited pro forma condensed combined financial information. The pro forma adjustments are based on preliminary estimates and valuations that could change significantly as additional information is obtained.

A.	Represents adjustments to increase depreciation and amortization related to the preliminary fair value estimates of acquired property and equipment and intangible assets and to accrue pre-acquisition repair costs for which the payment was made after the Acquisition (in thousands):

Six Months Ended
June 30, 2022
Depreciation expense based on preliminary fair value of acquired property and equipment	$7,218
Less: historical depreciation expense of property and equipment of Alliance	(5,809)
Add: amortization expense based on preliminary fair value of acquired intangible assets	75
Add: post-acquisition payment for pre-acquisition repair costs	110
Transaction accounting adjustment	$1,594

B.	Represents the elimination of historical interest expense on long-term debt of Alliance that was paid off as part of the Acquisition.
C.	Represents the write-off of various non-trade receivables.
D.	Represents the income tax impact calculated at a statutory rate of 22% based on Alliance earnings for the six months ended June 30, 2022 and the transaction accounting adjustments.